10 June 2005


05009138

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- EEV/IFRS restatement
- Deputy CEO announcement
- FSMA tribunal judgement

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

N R Walton
Corporate Communications Director

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUN 2 0 2005
WASH. D.C.
190

10 June 2005

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- EEV/IFRS restatement
- Deputy CEO announcement
- FSMA tribunal judgement

Please stamp and return the enclosed receipt copy letter.

Yours faithfully



N R Walton
Corporate Communications Director

Stock exchange / press release

27 May 2005

Legal & General Group PLC Tribunal Judgement

FSMA Tribunal Judgement

The Financial Services and Markets Tribunal ("the Tribunal") has today delivered a further decision in the case between Legal & General Assurance Society Ltd ("Legal & General") and the Financial Services Authority ("FSA").

Today's decision builds on the provisional view announced by the Tribunal in January that "there should be a reduction in the penalty imposed by the FSA". The FSA had imposed a penalty of £1.1 million. The Tribunal has reduced this to £575,000".

The Tribunal also stated that "it remains of the view that Legal & General were justified in feeling aggrieved by the process by which the Regulatory Decision Committee's ("RDC")'s decision was arrived at". In January, the Tribunal criticised some of the FSA's past disciplinary processes and the lack of independence of the RDC. The FSA has subsequently established a top-level Review of its enforcement and disciplinary process, which we welcome.

David Prosser, Group Chief Executive said "I believe the Review set up by the FSA is a serious and thorough attempt at establishing a fair process of adjudication. This is fundamental to the operation of regulation in our sector. We fully support a firm regulatory environment operating in a fair and even-handed manner."

For further information contact:

Investors:	Media:
Peter Horsman	John Morgan
Head of Investor Relations	Media Relations Director
020 7528 6362	01737 375353
Nicola Marshall	Tony Carlisle
Investor Relations Manager	Citigate Dewe Rogerson
020 7528 6263	07973 611888

Notes to editors

The Tribunal's judgement is available on:

http://www.financeandtaxtribunals.gov.uk/decisions/seldecisions/financialservices.htm

Stock exchange /press release
Part A

24 May 2005

Legal & General Group Plc
Restatement of 2004 Full Year Results under International Financial Reporting Standards ("IFRS") and European Embedded Value ("EEV")

	2004 IFRS restatement		2004 EEV restatement	
	IFRS	**MSSB**	**EEV**	**AP**
Operating profit before tax	£618m	£608m	£752m	£789m
Profit attributable to equity holders	£451m	£464m	£849m	£870m
Shareholders' equity	£3,671m	£3,376m	£6,182m	£6,116m
Contribution from new business*	N/A	N/A	£276m	£317m

* Contribution before tax from new worldwide life and pensions business

Legal & General Group Plc ("the Group") has today published the restatement of its 2004 full year results under both IFRS and EEV bases. Andrew Palmer, Group Director (Finance), commented: "Phase 1 of IFRS has had a limited impact on our results and financial strength. We believe that the EEV principles build successfully on existing Achieved Profits reporting in the UK by providing increased transparency and enhanced comparability between European insurers. The EEV results show continued strength both in our capital base and profitability."

IFRS
IFRS has replaced the existing Modified Statutory Solvency Basis of reporting in the Group's consolidated results. The detailed results, which are attached in Part B of this announcement, reflect the implementation of FRS27, "Life Assurance".

Adoption of IFRS has resulted in a small increase in Shareholders' equity and a minimal impact on profit. The underlying economics of the business are unaffected, and there is, therefore, no impact on either dividend policy or solvency.

Business classified as insurance or participating investment contracts will continue to be accounted for under the existing basis until the International Accounting Standards Board's ("IASB") completion of Phase 2 for insurers at a date yet to be agreed. In accordance with the accounting standards issued by the IASB, the Group's primary consolidated financial statements for the 2005 Interim Results to be announced on 28 July will adopt the IFRS basis. Restated results for the first half of 2004 on both IFRS and EEV bases will be published at that time.

EEV
In view of the phased implementation of IFRS, the Group believes that investors will continue to place considerable reliance on supplementary embedded value information. For the 2005 Interim Results the Group will adopt the EEV principles developed by the European CFO Forum.

These principles build on the strengths of the existing Achieved Profits methodology and provide enhanced disclosure. They focus on specific allowance for risk; firstly through the allocation of sufficient capital to the business and a recognition of the cost of that capital, secondly through an explicit allowance for financial options and guarantees and thirdly through the economic assumptions, in particular in the establishment of the risk discount rate to reflect the residual risks in the business.

Adoption of the EEV principles results in a 4% reduction in total embedded value of the covered businesses to £5,505m. The new business margin for 2004 (new business value added as a ratio of the present value of new business premiums) was 4.6% reflecting the scale efficiencies of our UK business. A restatement of the 2004 full year results is included as Part C of this announcement.

Enquiries to:

Investors:

Andrew Palmer, Group Director (Finance) 020 7528 6286

Peter Horsman, Head of Investor Relations 020 7528 6362

Media:

John Morgan, Head of Public Relations 020 7528 6213

Anthony Carlisle, Citigate Dewe Rogerson 020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the News and Results section of our Shareholder web site at http://investor.legalandgeneral.com/releases.cfm

2. A presentation of the results will be made to analysts and fund managers at Temple Court, 11 Queen Victoria Street, London EC4N 4TP at 9.30 today. A webcast of the presentation to analysts and fund managers will be available later today at http://investor.legalandgeneral.com/presentations.cfm

Stock exchange / press release

26 May 2005

Appointment of new Group Chief Executive

Legal & General Group Plc (Legal & General) today announces that its Board has decided to appoint Tim Breedon to succeed David Prosser as Group Chief Executive.

Tim Breedon will become Deputy Chief Executive with effect from 1 June and Group Chief Executive on David Prosser's retirement.

Rob Margetts, Chairman, commented "The Board undertook a very rigorous and thorough process in advance of reaching its decision. The importance of the role, which brings with it onerous fiduciary responsibilities has been fully recognised by the Nominations Committee, which has taken great care in making its choice from a group of excellent internal and external candidates."

"Tim has been a key member of our successful executive team for three years. He is an exceptional individual with an outstanding track record of building a remarkably successful and profitable business in Legal & General Investment Management and he was the unanimous choice of the Board."

"Legal & General has achieved strong growth in both its investment management and UK retail businesses over the last decade. This has been matched by good profit and dividend growth. I am confident that Tim is the right person to lead Legal & General to a further period of success."

David Prosser said "Tim Breedon has been an invaluable member of the executive team which has delivered consistently for Legal & General. He has all the qualities required to be an excellent Chief Executive. Running a £167 billion investment management business brings heavy responsibilities, both operational and fiduciary. Tim Breedon has shouldered these with ease and is entirely ready for the step up which he will soon take. I know that in doing so he will have both the respect and the good wishes of his colleagues."

Tim Breedon said "I am both delighted and honoured to have been chosen to lead Legal & General into its next phase of growth."

"I have greatly enjoyed being part of the executive team which has achieved such great success in growing our market share whilst maintaining an impressive level of financial strength. I believe that with our winning culture, our customer focus and the dedicated effort of all of our staff there is much more that we can achieve."

"David's leadership of the company over 14 years has been exceptional and the foundations which he has laid combined with the management team which I shall inherit put us in a very strong position. We have the scale, the financial strength, the strategy and the people to succeed and I firmly believe that is exactly what we will continue to do."

For further information contact:

Investors:
Peter Horsman
Head of Investor Relations
020 7528 6362

Nicola Marshall
Investor Relations Manager
020 7528 6259

Media:
John Morgan
Media Relations Director
01737 375353

Tony Carlisle
Citigate Dewe Rogerson
020 7638 9571

Notes to editors:

Tim Breedon, who is 47, is married with three children

Education

Calthorpe Park comprehensive school, Fleet, Hampshire

Farnborough 6th Form College

Worcester College Oxford M.A. Modern Languages

London Business School (MSc Business Administration)

Professional Experience

1981 - 1985	Standard Chartered Bank
1987 to date	Legal & General Investment Management Ltd.
Oct 1987	Manager Quantitative Products and Index Funds
Jan 2000	Became Managing Director (Index Funds)
Jan 2002	Became Group Director (Investments)

Current Directorships include

Legal & General Group Plc
Financial Reporting Council
Mithras Investment Trust Plc
Arlington Securities Limited